October 18, 2013
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

CST Brands, Inc.
Registration Statement on Form S-4
Registration No. 333-191165
Ladies and Gentlemen:
In connection with the above referenced Registration Statement (the “Registration Statement”), CST Brands, Inc. (the “Issuer”) and each of the guarantors listed on the signature page hereto (together with the Issuer, the "Registrants") hereby confirm and represent as follows:
1.    The Registrants are registering the exchange offer in reliance on the SEC staff’s position set forth in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) and similar no-action letters (collectively, the “SEC No-Action Letters”).
2.    The Registrants have not entered into any arrangement or understanding with any person to distribute the exchange notes to be issued in the exchange offer pursuant to the Registration Statement and, to the best of the Registrants’ information and belief, each person that will participate in the exchange offer will acquire the exchange notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that if such person is tendering outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes, such person (a) cannot rely on the SEC staff’s position enunciated in the SEC No-Action Letters or interpretative letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.
3.    Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the exchange notes.
4.    The Registrants (i) will make each person participating in the exchange offer aware (through the prospectus and the letter of transmittal) that any broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer provisions to the effect that (x) the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and (y) if the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding notes pursuant to the exchange offer; and (iii) will include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Terms used and not defined in this letter have the meanings given such terms in the prospectus forming a part of the Registration Statement. Please contact Tammy Floyd, Vice President and Controller of the Issuer, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Very truly yours,
CST BRANDS, INC.
AUTOTRONIC SYSTEMS, INC.
BIG DIAMOND, LLC
By:    CST Diamond Holdings, LLC
By:    Emerald Marketing, Inc.
BIG DIAMOND NUMBER 1, LLC
By:    Big Diamond, LLC
By:    CST Diamond Holdings, LLC
By:    Emerald Marketing, Inc.
CST ARIZONA STATIONS, INC.
CST DIAMOND HOLDINGS, LLC
By:     Emerald Marketing, Inc.
CST DIAMOND, L.P.
By:     Emerald Marketing, Inc.
CST METRO LLC
By:    CST Diamond Holdings, LLC
By:    Emerald Marketing, Inc.
CST SHAMROCK STATIONS, INC.
EMERALD MARKETING, INC.
NATIONAL CONVENIENCE STORES INCORPORATED
SIGMOR BEVERAGE, INC.
SIGMOR NUMBER 5, INC.
SIGMOR NUMBER 43, INC.
SIGMOR NUMBER 79, INC.
SIGMOR NUMBER 80, INC.
SIGMOR NUMBER 103, INC.
SIGMOR NUMBER 105, INC.
SIGMOR NUMBER 119, INC.
SIGMOR NUMBER 178, INC.
SIGMOR NUMBER 196, INC.
SIGMOR NUMBER 238, INC.
SIGMOR NUMBER 259, INC.
SIGMOR NUMBER 422, INC.
SKIPPER BEVERAGE COMPANY, LLC
By:    Big Diamond, LLC
By:    CST Diamond Holdings, LLC
By:    Emerald Marketing, Inc.
SUNSHINE BEVERAGE CO.
TOC-DS COMPANY
VALLEY SHAMROCK, INC.

CST ARKANSAS STATIONS, LLC
By:    CST Services LLC
By:    CST USA Inc.

CST CALIFORNIA STATIONS, INC.
By:    CST Services LLC
By:    CST USA Inc.
CST MARKETING AND SUPPLY COMPANY
CST SECURITY SERVICES, INC.
CST SERVICES LLC
By:    CST USA Inc.
CST USA INC.
ELR, LLC
By:    CST USA Inc.
REAL ESTATE VENTURES, LLC
By:    CST USA Inc.
SIGMOR COMPANY, LLC
By:    CST Services LLC
By:    CST USA Inc.

By: /s/ Kimberly S. Bowers
Kimberly S. Bowers
Chief Executive Officer, President and Director